GMAC RFC

Distribution Information	Deal Information

Distribution Information

1. Distribution Summary

2. Factor Summary

3. Components Information

4. Interest Summary

5. Other Income Detail *(Not Applicable)*

6. Interest Shortfalls, Compensation and Expenses

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*

8. Collateral Summary

9. Repurchase Information

10. Loan Status Report (Delinquencies)

11. Deal Delinquencies (30 Day Buckets)

12. Loss Mitigation and Servicing Modifications

13. Losses and Recoveries

14. Credit Enhancement Report *(Not Applicable)*

15. Distribution Percentages

16. Overcollateralization Summary *(Not Applicable)*

17. Excess Cash Flow, Overcollateralization
Provisions and Derivative Amounts *(Not Applicable)*

18. Performance Tests

19. Lender Paid Mortgage Insurance *(Not Applicable)*

20. Comments

Deal Information

Deal Name:	Residential Funding Mtg Sec I, 2007-S5
Asset Type:	Mortgage Backed Pass-Through Certificates
Closing Date:	05/30/2007
First Distribution Date:	06/25/2007
Determination Date:	09/21/2007
Distribution Date:	09/25/2007
Record Date:	
Book-Entry:	08/31/2007
Definitive:	08/31/2007
Trustee:	Deutsche Bank Trust Company Americas
Main Telephone:	714-247-6000
GMAC-RFC	
Bond Administrator:	Darren Aiello
Telephone:	818-260-1494
Pool(s) :	40533

GMAC RFC

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	749580AA4	250,000,000.00	244,836,743.61	6.00000000	490,855.48	1,224,183.72	1,715,039.20	0.00	0.00	0.00	244,345,888.13
A-2	749580AB2	100,000,000.00	97,934,697.44	6.00000000	196,342.19	489,673.49	686,015.68	0.00	0.00	0.00	97,738,355.25
A-3	749580AC0	52,527,000.00	51,678,668.15	6.00000000	80,646.16	258,393.34	339,039.50	0.00	0.00	0.00	51,598,021.99
A-4	749580AD8	40,310,000.00	40,310,000.00	6.00000000	0.00	201,550.00	201,550.00	0.00	0.00	0.00	40,310,000.00
A-5	749580AE6	1,680,000.00	1,680,000.00	6.00000000	0.00	8,400.00	8,400.00	0.00	0.00	0.00	1,680,000.00
A-6	749580AF3	4,512,000.00	4,512,000.00	6.00000000	0.00	22,560.00	22,560.00	0.00	0.00	0.00	4,512,000.00
A-7	749580AG1	21,740,000.00	21,740,000.00	6.00000000	0.00	108,700.00	108,700.00	0.00	0.00	0.00	21,740,000.00
A-8	749580AH9	29,348,000.00	29,348,000.00	6.00000000	0.00	146,740.00	146,740.00	0.00	0.00	0.00	29,348,000.00
A-P	749580AL0	3,733,389.86	3,699,198.23	0.00000000	3,803.26	0.00	3,803.26	0.00	0.00	0.00	3,695,394.97
A-V	749580AM8	524,844,825.95 [1]	516,691,283.70 [1]	0.12238794	0.00	52,697.32	52,697.32	0.00	0.00	0.00	515,905,247.71 [1]
R	749580AN6	200.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	749580AQ9	12,596,700.00	12,571,343.78	6.00000000	8,633.44	62,856.72	71,490.16	0.00	0.00	0.00	12,562,710.34
M-2	749580AR7	3,149,000.00	3,142,661.30	6.00000000	2,158.24	15,713.31	17,871.55	0.00	0.00	0.00	3,140,503.06
M-3	749580AS5	2,099,400.00	2,095,174.06	6.00000000	1,438.87	10,475.87	11,914.74	0.00	0.00	0.00	2,093,735.19
B-1	749580AU0	1,049,700.00	1,047,587.03	6.00000000	719.43	5,237.94	5,957.37	0.00	0.00	0.00	1,046,867.60
B-2	749580AV8	1,049,700.00	1,047,587.03	6.00000000	719.43	5,237.94	5,957.37	0.00	0.00	0.00	1,046,867.60
B-3	749580AW6	1,049,736.09	1,047,623.05	6.00000000	719.46	5,238.12	5,957.58	0.00	0.00	0.00	1,046,903.59
Deal Totals		**524,844,825.95**	**516,691,283.68**		**786,035.96**	**2,617,657.77**	**3,403,693.73**	**0.00**	**0.00**	**0.00**	**515,905,247.72**

[1].Notional Balance

Section 1 reports only the Offered and Non-Offered Certificates
not designated as Exchanged Certificates. Payments on
Certificates reported in Section 1 do not reflect any Exchanges
that may have been made on the Exchangeable Certificates.

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	749580AA4	979.34697444	1.96342192	4.89673488	6.86015680	0.00000000	0.00000000	977.38355252
A-2	749580AB2	979.34697440	1.96342190	4.89673490	6.86015680	0.00000000	0.00000000	977.38355250
A-3	749580AC0	983.84960401	1.53532774	4.91924801	6.45457574	0.00000000	0.00000000	982.31427628
A-4	749580AD8	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-5	749580AE6	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000500
A-6	749580AF3	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-7	749580AG1	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-8	749580AH9	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-P	749580AL0	990.84166635	1.01871493	0.00000000	1.01871493	0.00000000	0.00000000	989.82295141
A-V	749580AM8	984.46485162	0.00000000	0.10040552	0.10040552	0.00000000	0.00000000	982.96719754
R	749580AN6	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	749580AQ9	997.98707439	0.68537315	4.98993546	5.67530861	0.00000000	0.00000000	997.30170124
M-2	749580AR7	997.98707526	0.68537313	4.98993649	5.67530962	0.00000000	0.00000000	997.30170213
M-3	749580AS5	997.98707250	0.68537201	4.98993522	5.67530723	0.00000000	0.00000000	997.30170049
B-1	749580AU0	997.98707250	0.68536725	4.98993998	5.67530723	0.00000000	0.00000000	997.30170525
B-2	749580AV8	997.98707250	0.68536725	4.98993998	5.67530723	0.00000000	0.00000000	997.30170525
B-3	749580AW6	997.98707502	0.68537226	4.98993990	5.67531216	0.00000000	0.00000000	997.30170275
A-9	749580AJ5	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-10	749580AK2	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000

Section 2 contains information pertaining to both
Exchanged and Non-Exchanged Certificates, the
balances of which may have been affected by an
Exchange. The Factors reported in Section 2 do not
represent the actual status of Exchanges.

Deal Factor :	98.29671975%

GMAC RFC

3. Component Level Reporting

Component	Original Face Value	Beginning Notional/ Principal Balance	Pass-Through Rate	Principal Distribution	Interest Distribution	Total Distribution	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance
A-9	6,192,000.00	6,192,000.00	6.00000000	0.00	30,960.00	30,960.00	0.00	0.00	0.00	6,192,000.00
A-10	41,990,000.00	41,990,000.00	6.00000000	0.00	209,950.00	209,950.00	0.00	0.00	0.00	41,990,000.00
Class Totals:	48,182,000.00	48,182,000.00		0.00	240,910.00	240,910.00	0.00	0.00	0.00	48,182,000.00

Section 3 contains information pertaining only to Exchanged Certificates, and does not represent the actual outstanding Certificates with regard to Exchanges having occurred.

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	08/01/2007	08/31/2007	30/360	244,836,743.61	6.00000000	1,224,183.72	0.00	0.00	0.00	0.00	1,224,183.72	0.00
A-2	08/01/2007	08/31/2007	30/360	97,934,697.44	6.00000000	489,673.49	0.00	0.00	0.00	0.00	489,673.49	0.00
A-3	08/01/2007	08/31/2007	30/360	51,678,668.15	6.00000000	258,393.34	0.00	0.00	0.00	0.00	258,393.34	0.00
A-4	08/01/2007	08/31/2007	30/360	40,310,000.00	6.00000000	201,550.00	0.00	0.00	0.00	0.00	201,550.00	0.00
A-5	08/01/2007	08/31/2007	30/360	1,680,000.00	6.00000000	8,400.00	0.00	0.00	0.00	0.00	8,400.00	0.00
A-6	08/01/2007	08/31/2007	30/360	4,512,000.00	6.00000000	22,560.00	0.00	0.00	0.00	0.00	22,560.00	0.00
A-7	08/01/2007	08/31/2007	30/360	21,740,000.00	6.00000000	108,700.00	0.00	0.00	0.00	0.00	108,700.00	0.00
A-8	08/01/2007	08/31/2007	30/360	29,348,000.00	6.00000000	146,740.00	0.00	0.00	0.00	0.00	146,740.00	0.00
A-V	08/01/2007	08/31/2007	30/360	516,691,283.70 [1]	0.12238794	52,697.32	0.00	0.00	0.00	0.00	52,697.32	0.00
M-1	08/01/2007	08/31/2007	30/360	12,571,343.78	6.00000000	62,856.72	0.00	0.00	0.00	0.00	62,856.72	0.00
M-2	08/01/2007	08/31/2007	30/360	3,142,661.30	6.00000000	15,713.31	0.00	0.00	0.00	0.00	15,713.31	0.00
M-3	08/01/2007	08/31/2007	30/360	2,095,174.06	6.00000000	10,475.87	0.00	0.00	0.00	0.00	10,475.87	0.00
B-1	08/01/2007	08/31/2007	30/360	1,047,587.03	6.00000000	5,237.94	0.00	0.00	0.00	0.00	5,237.94	0.00
B-2	08/01/2007	08/31/2007	30/360	1,047,587.03	6.00000000	5,237.94	0.00	0.00	0.00	0.00	5,237.94	0.00
B-3	08/01/2007	08/31/2007	30/360	1,047,623.05	6.00000000	5,238.12	0.00	0.00	0.00	0.00	5,238.12	0.00
A-9	08/01/2007	08/31/2007	30/360	6,192,000.00	6.00000000	30,960.00	0.00	0.00	0.00	0.00	30,960.00	0.00
A-10	08/01/2007	08/31/2007	30/360	41,990,000.00	6.00000000	209,950.00	0.00	0.00	0.00	0.00	209,950.00	0.00
Deal Totals				**561,174,085.45**		**2,858,567.77**	**0.00**	**0.00**	**0.00**	**0.00**	**2,858,567.77**	**0.00**

1.Notional Balance

Section 4 contains information pertaining to both Exchanged and Non-Exchanged Certificates, the balances of which may have been affected by an Exchange. The information reported in Section 4 does not represent the actual status of Exchanges.

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	2,166.54	2,166.54	0.00	0	0.00	107,554.54	26,525.42	30,769.29	0.00	0.00	0.00

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	Count	1,095	1,081	N/A	225	0	0	0	0	1,081
	Balance/Amount	524,844,825.95	516,691,283.70	355,420.86	430,615.13	0.00	N/A	0.00	0.00	515,905,247.71

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.39103610	6.39108095	356.14	353.53	6.07943156	6.07948249	6.07943156	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	1.00%	4.50%			4.25%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,065	510,615,508.34	0	0.00	0	0.00	0	0.00	0.00	1,065	510,615,508.34
30 days	13	4,073,905.80	0	0.00	0	0.00	0	0.00	0.00	13	4,073,905.80
60 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
90 days	2	842,138.28	0	0.00	0	0.00	0	0.00	0.00	2	842,138.28
120 days	1	373,695.29	0	0.00	0	0.00	0	0.00	0.00	1	373,695.29
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	**1,081**	**515,905,247.71**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0.00**	**1,081**	**515,905,247.71**
Current	98.52%	98.97%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	98.52%	98.97%
30 days	1.20%	0.79%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.20%	0.79%
60 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
90 days	0.19%	0.16%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.19%	0.16%
120 days	0.09%	0.07%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.09%	0.07%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	**100.00%**	**100.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**

GMAC RFC

11. Delinquency Data

Period	Count	Balance	% Count	% Balance
1 Month	13	4,073,905.80	1.20%	0.79%
2 Months	0	0.00	0.00%	0.00%
3 Months	2	842,138.28	0.19%	0.16%
4 Months	1	373,695.29	0.09%	0.07%
5 Months	0	0.00	0.00%	0.00%
6 Months	0	0.00	0.00%	0.00%
7 Months	0	0.00	0.00%	0.00%
8 Months	0	0.00	0.00%	0.00%
9 Months	0	0.00	0.00%	0.00%
10 Months	0	0.00	0.00%	0.00%
11 Months	0	0.00	0.00%	0.00%
12 Months	0	0.00	0.00%	0.00%
13 Months	0	0.00	0.00%	0.00%
14 Months	0	0.00	0.00%	0.00%
15 Months	0	0.00	0.00%	0.00%
16 Months	0	0.00	0.00%	0.00%
17 Months	0	0.00	0.00%	0.00%
18 Months	0	0.00	0.00%	0.00%
19 Months	0	0.00	0.00%	0.00%
20 Months	0	0.00	0.00%	0.00%
21 Months	0	0.00	0.00%	0.00%
22 Months	0	0.00	0.00%	0.00%
23 Months	0	0.00	0.00%	0.00%
24 Months	0	0.00	0.00%	0.00%
25 Months	0	0.00	0.00%	0.00%
26 Months	0	0.00	0.00%	0.00%
27 Months	0	0.00	0.00%	0.00%
28 Months	0	0.00	0.00%	0.00%
29 Months	0	0.00	0.00%	0.00%
30 Months	0	0.00	0.00%	0.00%
31 Months	0	0.00	0.00%	0.00%
32 Months	0	0.00	0.00%	0.00%
33 Months	0	0.00	0.00%	0.00%
34 Months	0	0.00	0.00%	0.00%
35 Months	0	0.00	0.00%	0.00%
36 Months	0	0.00	0.00%	0.00%
37 Months	0	0.00	0.00%	0.00%
38 Months	0	0.00	0.00%	0.00%
39 Months	0	0.00	0.00%	0.00%
40 Months	0	0.00	0.00%	0.00%
41 Months	0	0.00	0.00%	0.00%
42 Months	0	0.00	0.00%	0.00%
43 Months	0	0.00	0.00%	0.00%
44 Months	0	0.00	0.00%	0.00%
45 Months	0	0.00	0.00%	0.00%
46 Months	0	0.00	0.00%	0.00%
47 Months	0	0.00	0.00%	0.00%
48 Months	0	0.00	0.00%	0.00%
49 Months	0	0.00	0.00%	0.00%
50 Months	0	0.00	0.00%	0.00%
51 Months	0	0.00	0.00%	0.00%
52 Months	0	0.00	0.00%	0.00%
53 Months	0	0.00	0.00%	0.00%
54 Months	0	0.00	0.00%	0.00%
55 Months	0	0.00	0.00%	0.00%
56 Months	0	0.00	0.00%	0.00%
57 Months	0	0.00	0.00%	0.00%
58 Months	0	0.00	0.00%	0.00%
59 Months	0	0.00	0.00%	0.00%
60+ Months	0	0.00	0.00%	0.00%

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

GMAC RFC

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

GMAC RFC

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%	0.00%			0.00 %
Constant Default Rate	0.00%	0.00%			0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$, where m is number of months in period

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	95.91573109%	100.00000000%

	Ending Percentage
M-1	2.45059215%
M-2	0.61261399%
M-3	0.40842230%
Class M Total:	3.47162844%
B-1	0.20421115%
B-2	0.20421115%
B-3	0.20421817%
Class B Total:	0.61264047%

Ending Percentage Uses Beginning Certificate Principal Balance

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	True
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	True
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	True
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False
M-2, M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-2 Prepayment Distribution Trigger	False

M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-3 Prepayment Distribution Trigger	False
B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
B-2, B-3 BegBal/PoolBal	
Class B-2 Prepayment Distribution Trigger	False
B-3 BegBal/PoolBal	
Class B-3 Prepayment Distribution Trigger	False

20. Comments

Comments: Certain Classes of Exchanged Certificates have multiple possible outstanding balances determined by the Combination method opted for by the investor. These Certificates are designated with an additional suffix to the class name that pertains to the Combination that is exercisable in obtaining the noted Certificate.

Credit Support Depletion Date has not occured

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such

Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit

or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue

Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of

purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an

'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in

Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not

apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or

expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Funding Mtg Securities I, 2007-S5
September 25, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	3,428,052.65
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	2,166.54
Total Deposits	3,430,219.19

Uses of Funds	Amount
Transfer to Certificate Account	3,403,693.73
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	26,525.45
Derivative Payment	0.00
Total Withdrawals	3,430,219.18
Ending Balance	0.00